UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:	January 29, 2019

January 29, 2019
For Immediate Release (Translation only)

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(CodeNo.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager, Corporate Planning Operations
TEL +81-3-5499-8026 (IR Direct)

Official Announcement Regarding Revisions to Financial Results Forecast for the Fiscal Year Ending March 31, 2019

We hereby announce, as follows, revisions to the consolidated financial results forecasts for the fiscal year ending March 31, 2019, which were released on July 27, 2018.

1. Revisions to financial results forecasts
Revisions to consolidated financial results forecasts for the fiscal year ending March 31, 2019 (April 1, 2018 to March 31, 2019)

(Unit: “Millions of yen” except information of per share, %)
	(A)	(B)			Ref.
	Forecast	Forecast	(B) - (A)	(B) / (A)	FY2017
	(Jul. 27, 2018)	(Jan. 29, 2019)			(Apr. 17 - Mar. 18)
Net Sales	879,000	852,000	-27,000	-3.1%	858,317
Operating Income	66,000	50,000	-16,000	-24.2%	71,907
Ordinary Income	64,000	44,500	-19,500	-30.5%	66,717
Net income Attributable to Owners of Parent	43,000	24,000	-19,000	-44.2%	47,390
Net Income per Share	219.49	120.51	---	---	241.91

2. Reasons for revisions
During the fiscal year ending March 31, 2019, amid the emergence of the effects of the trade friction between the U.S. and China, the slowing down of the economy in China, and the growing chaos surrounding Brexit-related issues, the economies of each of the major countries are facing an increasing sense of uncertainty. Accordingly, in the Electronic Components Segment, there were changes in the model mix of products in the Consumer market due to sluggish sales of smartphones from the end of the previous year, and the Automotive market was affected by decreased sales of new cars in China and the U.S. As a result, net sales and profits are expected to be lower than previously forecasted.
In consideration of the Group’s earnings in the first nine months of the fiscal year and the environment for the fourth quarter, the Company has revised its consolidated financial results forecasts for the fiscal year ending March 31, 2019, that was released on July 27, 2018, in terms of net sales, operating income, ordinary income, and net income attributable to owners of parent.
We assume exchange rates of US$1 = ¥107 and EUR1 = ¥124 for the fourth quarter.

Note:
The above forecasts are based on information available as of the date this announcement was released. Actual results may differ from the forecasted figures due to various factors arising in the future.
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This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.

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